Exhibit 13.7

Using Props in YouNow
Published on 3/1/2019
https://www.youtube.com/watch?v=9kb88TQ-rxc&feature=youtu.be

>> DAVE: Hi, my name is Dave Eisenberg and I’m a Founding Partner of Red Swan Ventures and Zigg Capital. Over a year ago I invested in PROPS, because I believe that blockchain technology enables networks to better align the incentives to all stakeholders who contribute to them. PROPS is one of the first times I feel like a crypto project is taking a big step towards that vision, with real utility in a mass-consumer product. Let’s check it out.
So, I am going to connect my crypto wallet. So, I am going to sign in with MetaMask here… Awesome! So, I have connected to my crypto wallet and here are my PROPS, that is on-chain tokens powering a popular mobile app! Now, let’s see what I can do with them. Looks like in this first stage, this feature enabled for me as a PROPS holder is an exclusive set of in-app gifts and stickers. These help me stand out from the crowd and identify my status as a PROPS holder. I also get a stipend of Bars, YouNow’s in-game currency. And coming up soon… it looks like broadcasting partners who hold PROPS can get a higher revenue share. The more PROPS you hold, the higher your revenue share. And if I want to buy more virtual gifts on YouNow, my PROPS give me a discount. The more PROPS, the higher the discount. Love it!!
OK, so let’s see how it works. I want to give some PROPS gifts. I am going to jump in and see my friend, Musicman… I am going to give him a gift, he has a sweet voice. [Exclusive gift available only to users holding PROPS] Let’s try this one! Boom, I’ll send it to him for fifteen bars.
>> MUSICMAN: Wow, who just gave this? Oh my gosh! OK, we’ve got a PROPS bubble gum machine from Dave! Everybody hashtag Dave right now!
>> DAVE: That was awesome! I am excited to test additional PROPS features when they roll out. This might be one of blockchain’s first ‘real world’ use case for real users. I am looking forward to seeing this all play out.
No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy Props Tokens can be accepted and no part of any purchase price can be received until an offering statement is qualified pursuant to the Securities Act of 1933, as amended, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. A person’s indication of interest involves no obligation or commitment of any kind. This communication contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. In some cases, you can identify forward-looking statements by the following words: “will,” “expect,” “would,” “intend,” “believe,” or other comparable terminology. Forward-looking statements in this document include, but are not limited to, statements about our plans for developing the platform and future utility for the Props Token, future qualification of our Reg A+ offering and launch of our network, plans for listing Props on

Exhibit 13.7

an exchange, and future collaborations and partnerships. These statements involve risks, uncertainties, assumptions and other factors that may cause actual results or performance to be materially different. We cannot assure you that the forward-looking statements will prove to be accurate.
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